Michael LoCascio

Entrepreneur/CEO

Accomplished entrepreneur, executive, & leader with strong business acumen. Result-oriented professional with years of experience in raising capital, performing diligence and analysis, building and managing teams, & managing operating budgets. Proven track record in creating new businesses, project management and business development with demonstrated success in developing and commercializing innovative, complex, and uncertain projects. Strong history of establishing scope of needs and market requirements for product development. Demonstrated success in developing high performing R&D, business development, marketing & sales, and operations teams that develop products, grows revenue, and hits profitability goals.

Areas of Expertise

- Entrepreneurship
- Corporate & IP Law
- Capital Raising
- Business Development
- Corporate Strategy
- R&D & Innovation
- Product Development
- Supply Chain
- Marketing & Product Management
- Sales Management
- Market & Competitor Analysis
- Team Leadership

Knowledge Purview

- Biotechnology and Bioprocessing
- Cellular Biology & Nutrition
- Chemical engineering & scale-up
- Techno-economic Analysis

Professional Experience

Avaia Nutrition Inc., Randolph, NJ **2026-present**

CEO

Leading all efforts to successfully market and sell Avaia; human nutritional supplements using Pichia yeast as a core ingredient. Built and managed marketing and sales teams responsible for website, search engine optimization, and social media. Growing digital and brick-and-morto sales channels. Established redundant supply chains to reduce disruption risk while gaining pricing leverage. Leading teams that leverage market intelligence and feedback to develop next generation products.

Arbela Laboratories Inc., Randolph, NJ **2020-present**

Founder and CEO

Founded Arbela with the aim of revolutionizing the global food system via the commercialization of cost competitive, sustainable, and nutritious Pichia methylotrophic yeast. Raised multiple rounds of equity and debt capital. Organized and managed international R&D teams to develop and optimize Pichia yeast bioprocessing, maximizing protein, and other nutritional content. Built and managed teams that successfully scaled-up by a factor of 10,000 from lab to production, 1000x cost reduction, regulatory review, assembled supply chains, developed QA/QC processes, developed initial product, packaging, and sales fulfilment.

Metivo, Iselin, NJ

Director of Sustainability Strategy and Government Affairs **2020-2026**

Led global advocacy team including directing lobbying efforts and coordination of industry groups. Monitored disseminated global directives, rules, laws, and judicial decisions and provided leadership with comprehensive analysis of impact, opportunity and risks. Led global team to develop and implement cross functional sustainability strategy. Review and assessment of global regulations and impact on risks and opportunities. Reduced GHG emissions by 80% via cross cutting team initiated including EAC acquisitions, operational efficiency efforts saving $10/yr., zero waste to landfill at all sites, and global risk reduction measures at precious metal mining and refining operations. Led mandated reporting and compliance in annual report, PCF assessments & customer questionnaire processes.

BASF, Florham Park, NJ **2011 - 2020**

Head of Business Development, Market Intelligence – BASF Catalysts **2017 - 2020**

financial metrics post competitive review and developed strategies to improve operational performance. Offer significant insights to leadership about competitive landscape including global market dynamics, M&A, pricing, and new product launches. Closely review technological trends to tap potential opportunities. Devise innovative licensing, opposition, and litigation strategies. Ideate and implement investor and customer road shows for Board Members and Division President.

- Acted as focal point of contact for investor relations and communication.
- Successfully established and mentored team to provide global macroeconomic and market information to leadership.
- Provided oversight and direction to team conducting diligence on new technologies and M&A targets with symbiotic divisional synergies.
- Led market entry efforts for direct lithium extraction, battery recycling, lithium-ion cathode coatings, 3d printed catalysts, and CO2 to chemicals and Hydrogen.
- Successfully re-engineered and implemented business models to accommodate changing market conditions.

Senior Manager - Intellectual Property Strategy – BASF Catalysts **2013 - 2017**

Strategized and executed global intellectual property strategies for all BASF Catalyst businesses to maximize profit share. Conducted analysis of landscapes, gaps, leap-frog technologies, in-and-out-licensing opportunities, jurisdictional filing, and econometric impact of licensing and assertion. Optimized IP management process including capture methodologies, jurisdictional filing, and claims review to enhance patent portfolio strength. Conducted IP committees and organized trade secret protection programs.

- Efficiently applied IP rights via multiple litigations, tripled royalty income with an annual value of more than $42M.
- Optimized patent portfolio and slashed costs by over $10M annually.
- Pioneered effective portfolio and competitive portfolio analytical methodologies.
- Orchestrated license contract review to improve revenue capture by over $2M annually.
- Developed and executed licensing strategy and attained $40M+ per year revenue stream.

Senior Manager, Market Entry Strategy – BASF New Business **2011 - 2013**

Mapped new growth opportunities to execute best business models in markets. Leveraged analysis of healthcare/medical device market including segmentation, forecasting, to identify industry trends, regulatory requirements, and value chain.

- Propounded new strategies for new medical device team within BFB.

Additional Experience

Team Leader/Senior Analyst: Solar, Water, Green Building and Smart Grid and Energy Storage, Lux Research – New York, NY

Founder and Chief Technology Officer, Evident Technologies, Troy, NY

Research Engineer, Lockheed Martin, Knolls Atomic Power Lab - Niskayuna, NY

Education

Master's Degree in Electrical Engineering
Stevens Institute of Technology - Hoboken, NJ

Bachelor's Degree in Engineering Physics
Stevens Institute of Technology, Hoboken, NJ

Affiliations / Memberships

Board of Directors, Copernic, 2021 – present

Strategy and IP Advisor, Supercool Metals, 2018 - present
Strategy and IP Advisor, Intelligent Materials Solutions, 2019 - 2020